Denali SPAC Holdco, Inc.

437 Madison Avenue, 27th Floor

New York, New York 10022

December 12, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Ansart
Lauren Nguyen

RE:	Denali SPAC Holdco, Inc. (the “Company”)
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-270917

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 4:30 P.M. Eastern time on December 14, 2023, or as soon thereafter as practicable.

Please contact Adam Marshall of Nelson Mullins Riley & Scarborough LLP at (404) 322-6709 or John Stribling of Sidley Austin LLP at (713) 495-4673 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

DENALI SPAC HOLDCO, INC.

By:	/s/ Jiandong (Peter) Xu
Name:	Jiandong (Peter) Xu
Title:	President